United States
               Securities and Exchange Commission
                     Washington, D. C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                   (Amendment No.           )*


                  Grand Premier Financial, Inc.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                          386174 106
                         (CUSIP Number)

          David L. Murray, Grand Premier Financial Inc.
              486 West Liberty, Wauconda, IL 60084
                         (847) 487-1818
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        August 22, 1996
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box

Check the following box if a fee is being paid with the
 statement.                     X

Note: Six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 386174 106


1. Name of Reporting Person and Tax ID #
     Howard A. McKee  SS# ###-##-####


2. Check box if member of a group        a.
                                         b.

3. SEC use only

4. Source of Funds
     OO Exchange of shares in the merger of Northern Illinois
Financial Corporation and Premier Financial Services, Inc.

5. Check box if disclosure of legal proceedings is required
                                                       x

6. Citizenship or place of Organization
     USA

                              7. Sole voting power
                              4,361,796
Number of
Shares                        8. Shared voting power
                              2,157,057
Beneficially
Owned by                      9. Sole dispositive power
                              4,361,796
Each Reporting
Person With                   10. Shared dispositive power
                              2,157,057

11. Aggregate amount beneficially owned by each reporting person
     6,518,853

12. Check box if the aggregate amount in row 11 excludes certain shares

13. Percent of class represented by amount in row 11
     32.72%

14. Type of reporting person
     IN










CUSIP No. 386174 106


1. Name of Reporting Person and Tax ID #
     Northland Insurance Agency, Inc.  TIN 36-2258411


2. Check box if member of a group        a.
                                         b.

3. SEC use only

4. Source of Funds
     OO Exchange of shares in the merger of Northern Illinois
Financial Corporation and Premier Financial Services, Inc.

5. Check box if disclosure of legal proceedings is required
                                                       x

6. Citizenship or place of Organization
     Illinois

                              7. Sole voting power
                              None (see also Item # 5)
Number of
Shares                        8. Shared voting power
                              None (see also Item #5)
Beneficially
Owned by                      9. Sole dispositive power
                              None (see also Item #5)
Each Reporting
Person With                   10. Shared dispositive power
                              None (see also Item #5)

11. Aggregate amount beneficially owned by each reporting person
     None (see also Item # 5)

12. Check box if the aggregate amount in row 11 excludes certain shares

13. Percent of class represented by amount in row 11
     00%

14. Type of reporting person
     CO










CUSIP No. 386174 106


1. Name of Reporting Person and Tax ID #
     Keeco, Inc.  TIN 36-2473251


2. Check box if member of a group        a.
                                         b.

3. SEC use only

4. Source of Funds
     OO Exchange of shares in the merger of Northern Illinois
Financial Corporation and Premier Financial Services, Inc.

5. Check box if disclosure of legal proceedings is required
                                                       x

6. Citizenship or place of Organization
     Illinois

                              7. Sole voting power
                              None (see also Item # 5)
Number of
Shares                        8. Shared voting power
                              None (see also Item #5)
Beneficially
Owned by                      9. Sole dispositive power
                              None (see also Item #5)
Each Reporting
Person With                   10. Shared dispositive power
                              None (see also Item #5)

11. Aggregate amount beneficially owned by each reporting person
     None (see also Item # 5)

12. Check box if the aggregate amount in row 11 excludes certain shares

13. Percent of class represented by amount in row 11
     00%

14. Type of reporting person
     CO









Item 1.  Security and Issuer
          Common Stock
          Grand Premier Financial Inc.,
          486 West Liberty St.
          Wauconda, IL  60084


Item 2. Identity and Background
     (a) This statement is being filed by Howard A. McKee and various entities in which he has direct or indirect control.

     (b)  Grand Premier Financial Inc.
          486 West Liberty St.
          Wauconda, IL  60084

          Northland Insurance Agency, Inc.
          20 South Clark Street
          Suite 2310
          Chicago, IL  60603

          Keeco Inc.
          20 South Clark Street
          Suite 2310
          Chicago, IL  60603

     (c)  Chairman of the Executive Committee & Director
          Grand Premier Financial Inc.
          486 West Liberty St.
          Wauconda, IL  60084

     (d)  None

     (e)  None

     (f)  USA



Item 3. Source and Amount of Funds and Other Considerations.
          Not Applicable


Item 4. Purpose of Transaction
     (b)  Exchange of shares in the merger of Northern Illinois
          Financial Corporation and Premier Financial Services,
          Inc.


Item 5. Interests in Securities of the Issuer
     (a)  6,518,853 shares
     (b)  2,059,146 held in trust with sole power to vote.
          2,302,650 direct ownership with sole power to vote.
          4,361,796 total shares with sole power to vote

          2,059,146 held in trust with sole power to dispose.
          2,302,650 direct ownership with sole power to dispose.
          4,361,796 total shares with sole power to dispose.


          1,096,729 shares held by Northland Insurance Agency, Inc of which Mr. McKee owns 34% and shares voting power.
          1,060,328 shares held by Keeco Inc. of which Mr McKee owns 49.9% and shares voting power.
          2,157,057 total shares with shared power to vote.

          1,096,729 shares held by Northland Insurance Agency, Inc of which Mr. McKee owns 34% and shares power to dispose. 1,060,328 shares held by Keeco Inc. of which Mr McKee owns 49.9% and shares power to dispose.
          2,157,057 total shares with shared power to dispose.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          None.


Item 7. Material to Be Filed as Exhibits
          Exhibit A (Joint Filing Agreement)




                                   /s/ Howard A. McKee
                                   Howard A. McKee



                                   /s/ Elsie Larson
                                   Elsie Larson, President
                                   Northland Insurance Agency,Inc.



                                   /s/ Elsie Larson
                                   Elsie Larson, President
                                   Keeco, Inc.












                            Exhibit A

                     Joint Filing Agreement

     In accordance with Rule 13d1(f) under the Securities Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Grand Premier Financial, Inc. and that this Agreement be included as an Exhibit to such a joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.
     In witness whereof, the undersigned hereby execute this Agreement this 30 day of August, 1996.



                                   /s/ Howard A. McKee
                                   Howard A. McKee



                                   /s/ Elsie Larson
                                   Elsie Larson, President
                                   Northland Insurance Agency,Inc.



                                   /s/ Elsie Larson
                                   Elsie Larson, President
                                   Keeco, Inc.